EXHIBIT 4(f)

                      THIRD AMENDMENT TO AEROQUIP INOAC COMPANY
                     RETIREMENT SAVINGS AND PROFIT SHARING PLAN




      WHEREAS, the Aeroquip Inoac Company Retirement Savings and Profit Sharing Plan (formerly known as the Sterling Inoac Company Retirement Savings and Profit Sharing Plan) ("Plan") was established effective July 1, 1989; and

      WHEREAS, the Plan was subsequently amended and restated by a document executed on March 8, 1993, effective July 1, 1989 and thereafter by First and Second Amendments thereto; and

      WHEREAS, it is now desired to amend the Plan to add two additional investment funds and to change the repayment period for home loans.

      WHEREAS, section 12.01 of the Plan permits amendment thereof under certain circumstances.

      NOW, THEREFORE, the Plan is hereby amended as follows:

      1. By adding the following subparagraphs to Article VII:

         (j)    Vanguard LIFEStrategy Fund - Conservative Growth
      Portfolio.

         (k)    Vanguard LIFEStrategy Fund - Growth Portfolio.

      2. By deleting subparagraph (d) from Section 10.11 and by substituting therefor the following:

             (d) All loans shall provide for payment by payroll deduction of principal and interest in installments over a period not to exceed five years. Notwithstanding the foregoing, however, a home loan made after the date hereof shall provide for payment by payroll deduction of principal and interest in installments over a period not to exceed 20 years.


      IN WITNESS WHEREOF, the Partnership Committee has caused this Third Amendment to be executed by a duly authorized individual on this _____ day of ____________________, 1997, to be effective as of the date of execution.



                                Member of the Partnership Committee




                                        -100-